Supplement to Offering Statement for Braidy Industries, Inc.

This Supplement contains information that updates or supersedes the financial disclosures contained under Questions 28 and 29 in the Offering Statement dated January 18, 2019 (the "Offering Statement") of Braidy Industries, Inc. ("Braidy" or the "Company") and should be read and considered in conjunction with the Offering Statement. In the event information in this Supplement differs or is inconsistent with information in the Offering Statement, you should rely on the information in this Supplement. Capitalized terms used in this Supplement and not otherwise defined in this Supplement have the meanings assigned to them in the Offering Statement.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

April 30, 2019

28 **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Braidy Industries has no debt and had approximately $36.6 million of cash and cash equivalents as of December 31, 2018.

We began meaningful operations in March 2017. For the year ended December 31, 2017, we incurred a net loss of $5.8 million. We had no revenues and our expenses consisted primarily of selling, general and administrative expenses of $3.6 million, the majority of which consisted of salaries and benefits, and professional fees of $1.7 million. Our net loss per share of common stock amounted to $132.24.

For the year ended December 31, 2018, we incurred a net loss of $20.3 million. We had revenues of $0.5 million and our expenses consisted primarily of selling, general and administrative expenses of $17.6 million, the majority of which consisted of salaries and benefits. Our net loss per share of common stock amounted to $5.89. In 2018, a capital raise of $75 million plus the issuance of 2,694,492 shares of common stock for the Veloxint acquisition increased total stockholders' equity to approximately $28.1 million at December 31, 2018.

We anticipate these losses to continue through 2019 and into 2020. We continued to spend money in 2018 at a rapid pace, and we need financing for the construction of the Braidy Atlas mill and for our start-up costs.

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Report: [2017 and 2018 financials]

Offering Statement for
Braidy Industries, Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This offering statement contains information that supplements, updates or amends certain information contained in the offering statement made available to prospective investors beginning on September 19, 2018 (the "Prior Offering Statement"). This offering statement supersedes in its entirety the Prior Offering Statement, and all prospective investors should refer only to this offering statement and not the Prior Offering Statement in connection with their investment decision or any confirmation of their prior investment decision.

January 18, 2019

The Company

1. What is the name of the issuer?

Braidy Industries, Inc.

Eligibility

2. The following are true for Braidy Industries, Inc.:

    a. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    b. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    c. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    d. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    e. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    f. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Craig Bouchard

Craig Bouchard founded our predecessor, Braidy Industries, LLC, in August 2016 and has been the Chairman and CEO of Braidy Industries, Inc. since it was established in March 2017.

Mr. Bouchard is a strategist and industrialist who built three billion-dollar revenue companies within the past decade, and most recently before founding Braidy Industries, was the Chairman and CEO of Real Industry, Inc. from June 2013 to August 2016. Mr. Bouchard is a noted expert on Lean/SixSigma and capital allocation, and co-authored the New York Times bestselling book "The Caterpillar Way: Lessons in Leadership, Growth, and Shareholder Value."

Charles Price

Charles Price joined the Board of Braidy Industries in April 2017. He has been the President and CEO of Louisville, Kentucky based Charah Solutions (NYSE:CHRA) for the past three years.

Mr. Price is an entrepreneur and industrialist, and has over 35 years of experience in the construction and industrial industries within the State of Kentucky and beyond. Mr. Price also serves as the Chairman of the Board of Directors of the American Coal Ash Association.

John Preston

John Preston joined the Board of Braidy Industries in March of 2017. He has been a Managing Partner at TEM Capital, an investment firm focused on transformative energy and materials, for the past three years.

Mr. Preston is the former Director of Technology Development (and Licensing) at MIT where he was responsible for the commercialization of MIT-developed technologies. In Mr. Preston's capacity, he oversaw activities that led to the creation of hundreds of new technology-based companies as well as the negotiation of thousands of licenses with existing companies. Mr. Preston was awarded the rank of "Knight of the Order of National Merit of France" by French President Mitterrand and the "Hammer Award for Reinventing Government" by Vice President Gore. He chaired President George H. W. Bush's conference announcing the President's technology initiative and has previously served as a Board Advisor to Mars Incorporated and serves on the Board of Directors of Clean Harbors Inc. (NYSE: CLH).

Christopher Schuh

Dr. Christopher Schuh joined the Board of Braidy Industries in March 2017. He has been the Head of the Department of Materials Science and Engineering at MIT for the past three years.

Dr. Schuh's research is focused on the optimization of mechanical properties in metals, forming the basis of numerous metallurgical companies, including Veloxint, a subsidiary of Braidy Industries which he co-founded, and Xtalic Corporation which produces coatings on over 10 billion components used in both enterprise and mobile electronics. Dr. Schuh is also involved in Desktop Metal, which provides a lower-cost option for metal additive manufacturing via its proprietary 3D metal printers.

Michael Porter

Dr. Michael Porter joined the Board of Braidy Industries in March of 2017. He has been a Director of Harvard University's Institute for Strategy & Competitiveness for the past three years and is a long-serving professor at the Harvard Business School.

Dr. Porter is a world-renowned economist, and is a frequently cited scholar in economics and business. Dr. Porter is the recipient of numerous awards and honors for his contributions to global economic theory, including the Lifetime Achievement Award from the U.S. Department of Commerce for his contributions to economic development and is the author of nineteen books, including the business classic "Competitive Advantage." He has served on several Fortune 500 public boards and has played an active role in U.S. economic policy at the federal and state levels.

Norton Schwartz

Norton Schwartz, GEN (Ret.) USAF, joined the Board of Braidy Industries in July 2017. He is the President/CEO at Business Executives for National Security (BENS) (July 2013-Present).

General Schwartz served as the 19th Chief of Staff of the United States Air Force, serving as a member of the Joint Chiefs of Staff, leading Air, Space and Cyber for the Department of Defense. As Commander of the United States Transportation Command, General Schwartz led the Defense Transportation System, with strategic oversight of all logistics operations including Operations Enduring Freedom and Iraqi Freedom. General Schwartz also currently serves as an independent director for CAE, USA and Wesco Aircraft Holdings.

Julio Ramirez

Julio Ramirez has served as Chief Financial Officer of Braidy Industries since August 2018. Prior to joining Braidy Industries, Mr. Ramirez served as Chief Financial Officer of The Freeman Company, an exhibition services and logistics company. He co-founded The Hackett Group, a publicly traded strategic consultancy, and served as a strategic advisor to over 30 Fortune 500 companies. Prior to that, he was an assurance and consulting partner at KPMG.

Blaine Holt

Blaine Holt, GEN (Ret.) USAF, has been the Chief Operating Officer at Braidy Industries since November 2017, and was Executive Vice President, Operations at Braidy Industries from June 2017 to November 2017. General Holt is the CEO and founder of Irascible Strategic Advisors LLC, September 2015-Present, and was President of Million Air, November 2015-June 2017.

Alan Lund

Dr. Alan Lund has served as the Chief Technology Officer of Braidy Industries since March 2018. He also serves as the CEO and is a co-founder of Veloxint.

Dr. Lund is an entrepreneur with extensive experience developing, scaling and implementing new technology in the materials and manufacturing space. Prior to Veloxint, he co-founded Xtalic Corporation, which produces coatings on components used in both enterprise and mobile electronics, where he raised venture financing, secured development funds and provided technical leadership across R&D, scale-up, and roll out of the technology.

Jaunique Sealey

Jaunique Sealey has served as Executive Vice President, Business Development of Braidy Industries, since November 2017, and was Senior Vice President, Marketing of Braidy Industries, from May 2017 to November 2017. Ms. Sealey previously served as President and CEO of Cosmedicine, a subsidiary of Real Industry, Inc., from April 2013 to January 2017.

Tom Modrowski

Tom Modrowski has served as Executive Vice President, Construction and Facilities of Braidy Industries since June 2017. He was the CEO of Main Steel Co. from November 2014 to August 2017 and Partner and CEO of MK Metals from February 2014 to November 2014.

Barrington Owens

Barrington Owens has served as the Executive Vice President, Manufacturing at Braidy Industries since July 2017. Previously, he was with Caterpillar, Inc., most recently serving as Director of Innovation Incubator Operations.

Alan Blankshain

Alan Blankshain has served as Executive Vice President, Engineering at Braidy Industries since May 2017. He was the President ARB Industries from October 2015 to April 2017 and President of Midland Stamping & Fabricating from September 2010 to September 2015.

Nate Haney

Nate Haney has served as Senior Vice President, Government Relations, at Braidy Industries since May 2017. He previously was a principal at McCarthy Strategy Solutions, a government relations firm, and served as Deputy Secretary of the Governor's Cabinet for Kentucky.

Curtis Carson

Curtis Carson, COL (Ret.) USA, has served as Senior Vice President, Human Resources at Braidy Industries since September 2017. He was a Strategic Land Operations Planner at NATO from September 2013 to August 2017.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co- trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Name of Holder	No. and Class of Securities Held	% of Voting Power Prior to Commencement of Offering
Craig Bouchard	4,809,000 shares of common stock	24.8%*

* Pursuant to the terms of a voting agreement among Mr. Bouchard and stockholders representing a majority of the outstanding shares of common stock of Braidy Industries, such stockholders have agreed to vote their shares in favor of six (6) persons designated by Mr. Bouchard to serve on the board of directors of Braidy Industries. The voting percentage set forth above does not reflect Mr. Bouchard's power to direct the voting of such shares with respect to the election of directors pursuant to the terms of the voting agreement. Including such voting power, Mr. Bouchard would have beneficial ownership of approximately 84.7% of the outstanding shares.

Mr. Bouchard has issued a $3,575,000 convertible note to a third party who has the right to convert the note into 357,500 shares of Braidy Industries common stock owned by Mr. Bouchard at a purchase price of $10.00 per share. Mr. Bouchard may sell additional shares in the future, but does not anticipate reducing his share ownership below 3.8 million shares.

Business and Anticipated Business Plan

> **6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Braidy Industries was created by Craig Bouchard to lead a national transformation in the use of efficient, eco-friendly aluminum alloys that are also lighter and stronger. Braidy Industries' goal is to lead the generational shift in materials science that is currently underway. With a board of directors that includes acknowledged experts in business, research, development, and materials science; Braidy Industries believes that it and its subsidiaries are ideally positioned to take advantage of the rapidly growing market for aluminum in the automotive and aerospace industries.

Braidy Industries is a holding company for two principal pre-revenue subsidiaries, Braidy Atlas and Veloxint, and for NanoAL, each of which are described below.

Braidy Atlas

Braidy Atlas is in the early stages of constructing a greenfield aluminum rolling mill in Ashland, Kentucky that will position the company as the expected low-cost provider of 300,000 annual tons of production-ready series 3000, 5000 and 6000 aluminum sheet for the automotive industry. It will be the first new mill of its kind in the U.S. in more than 30 years, and will be the most technologically advanced aluminum mill in the U.S. It is expected to have numerous competitive advantages, including no environmental legacy costs due to "green" plant design, lower energy prices due to favorable arrangements with the local energy company, highly efficient plant design and logistics processes, advanced robotics, and easy access to highway, rail, and water transportation.

Although the market prices for commodities such as aluminum have historically been volatile, Braidy Industries believes that for the Braidy Atlas mill, the time cycles will be very short from input to finished product, and that the relationship between major input prices and sales prices will not diverge substantially during this time frame. Braidy Atlas expects to further "de-risk" commodity exposure by hedging its long position (WIP, scrap on the ground, etc.). Braidy Atlas expects to maintain low inventory levels, and Braidy Industries believes its strategy will favorably position Braidy Atlas to earn similar profits in "up" or "down" price markets.

HARBOR Aluminum Intelligence LLC ("HARBOR") was recently retained by Braidy Industries to conduct an audit of the commercial aspects of its financial model and resultant cash flow forecast. In HARBOR's September 2018 findings, a portion of its analysis was devoted to commodity risk. Its findings were as follows:

- As is common practice for downstream aluminum companies (rolling mills, extrusion companies and cable manufacturers), Braidy Atlas will be aligning contracts for the purchase of primary aluminum with contracts for the sale of final products to its end customers; a practice known as back-to-back contracting. This mechanism basically eliminates the commodity risk exposure as the LME price and MW premium can be passed on to the end customer in the final price.

- Additionally, Braidy Atlas will utilize 5xxx and 6xxx scrap in the manufacture of its final products. The scrap discounts to primary aluminum will be accretive to profits as Braidy Atlas intends to capture these discounts in its final products that are sold on an LME + MW premium + conversion price basis. This is expected to result in a price advantage for Braidy Atlas.

- Moreover, conversion (or fabrication) cost for US rolling mills has not been volatile and are not likely to be volatile. This will also result in a price advantage for Braidy Atlas.

Veloxint

Veloxint is an MIT-incubated lightweighting solutions company that Braidy Industries acquired in March 2018, which is producing some of strongest and stiffest metal ever manufactured. Veloxint is commercializing high value products and parts enabled by novel nanocrystalline (NC) metal alloys with transformational properties. Veloxint technology offers the first scalable approach for making bulk nanocrystalline metals. The technology uses traditional powder metallurgy process techniques used in the industry for decades, but with proprietary metal powder mixtures identified and developed using the MIT platform technology. The process is highly scalable, and can be used to serve both niche and high volume applications.

NanoAL

On September 18, 2018, Braidy Industries completed its acquisition of NanoAL LLC, a materials research and technology company focused on high-performance aluminum alloys, for $4.2 million in cash. Braidy Industries also is obligated to make certain earn-out payments to the members and certain of the employees of NanoAL over the next approximately ten years based on the profitability of NanoAL's products. $1.2 million of the cash amount paid at closing will be recouped from the earn-out payments rather than be paid out to the earn-out payment recipients. NanoAL was founded out of the Department of Materials Science at Northwestern University to commercialize a new science for developing stronger aluminum alloys through control of key structural features at the nanoscale. Braidy Industries believes that the technology has the potential to significantly enhance the output of the Braidy Atlas mill and have a broad impact within the automotive market. In addition, the technology can operate in powder and 3D printing applications that connect into core areas of competence for Veloxint.

Braidy Industries believes that the NanoAL technologies can drive a broad range of new applications, including complex geometries in heat exchangers for aerospace and high performance cars, optimized geometry automotive structural components, rapid prototyping of fully functional and testable parts, and even for short run production of spare parts (potentially transforming inventory management for auto OEMs). Combining the NanoAL aluminum alloys and the Veloxint high performance metal alloys will offer a rich library of promising additive manufacturing approaches for Braidy Industries' customers across end use industries.

Risk Factors

An investment in our securities involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.
Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Braidy Industries Inc. speculative or risky:** Any investment in the common stock of Braidy Industries (the "Securities") will entail significant risk, including but not limited to certain principal risks listed below.

   1. Braidy Industries and two of its subsidiaries are pre-revenue companies with risks associated with implementation of their business plans. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

   2. The potential value of Braidy Industries' wholly-owned subsidiary, Veloxint Corporation, has not been verified. Veloxint's value is related to the value of its science and intellectual property, and is subjective. No appraisals or traditional valuation analyses of Veloxint have been or will be prepared by any outside accounting or valuation services firm. Traditional valuation methodologies could lead to a different valuation outcome, which may be lower than Braidy Industries' current assessment of Veloxint's current and potential value. You should not rely on any valuation estimate in deciding whether to make an investment.

   3. Neither Veloxint's nor NanoAL's technology has yet been commercialized to scale. While Veloxint has received co-development fees and grants, it does not yet have an operational commercial manufacturing facility. Braidy Industries funding is allowing Veloxint to build out a leased research and development facility in Waltham, Massachusetts and a scaled manufacturing facility in Kentucky near the site of the Braidy Atlas mill, but neither facility is yet complete and operational. Any delay or failure to successfully commercialize Veloxint's or NanoAL's proprietary technology would result in a significant unrecouped investment, which could have a material adverse effect on Braidy Industries' business, prospects and results of operations.

   4. Veloxint and NanoAL may not generate the amount of revenue Braidy Industries expects. Although Veloxint has signed a number of development agreements, is in negotiation with respect to a number of other agreements, and currently expects to generate operating revenue beginning in late 2019, there can be no assurance that operating revenues from Veloxint or NanoAL will materialize in the currently anticipated timeframe, or at all.

   5. Any inability to establish, protect and maintain rights to intellectual property could have an adverse impact on Braidy Industries or its subsidiaries. If third parties were to challenge the validity or enforceability of Veloxint's, NanoAL's or Braidy Industries' licensed or owned patents or other intellectual property rights, and Veloxint, NanoAL, Braidy Industries or the licensor of such patents cannot successfully defend these challenges or Veloxint's, NanoAL's or Braidy Industries' owned or licensed intellectual property is invalidated, Veloxint's, NanoAL's or Braidy Industries' business and prospects could be adversely impacted and their competitive position could be materially impaired.

   6. Veloxint and NanoAL are not immune from competition. To the extent Veloxint or NanoAL is able to successfully commercialize its technology, other technologies and products may be developed that directly or indirectly compete

with Veloxint or NanoAL. Additionally, application limitations of Veloxint or NanoAL technology and pricing and availability of other materials may result in manufacturers choosing to purchase other materials even if such materials are viewed as inferior to materials manufactured with Veloxint or NanoAL technology.

7. Braidy Industries currently own 100% of Braidy Atlas, which will be building a greenfield aluminum mill in Ashland, Kentucky. There are numerous substantial risks related to the development and operation of Braidy Atlas.

8. If Braidy Atlas is not able to complete the construction and development of the mill within the timeframe and cost structure Braidy Industries anticipates, it may not realize the anticipated benefits of owning the mill. The planning, development and construction of the Braidy Atlas mill, like all organic and greenfield growth projects, involve numerous construction, development, regulatory, environmental, political and legal contingencies and uncertainties, many of which are and will be beyond Braidy Industries' control, including:

- delays in negotiating and entering into an engineering, procurement and construction ("EPC") contract for the mill as well as other contracts necessary to commence and complete construction of the mill;

- delays in obtaining, or the inability to obtain, necessary approvals and permits from various regulatory agencies;

- any failure of liquidated damages payable under our EPC and equipment supply contracts to cover the actual amount of damages that Braidy Atlas may experience due to any delays in performance or failure to perform under such contracts;

- delays, errors or inadequate performance by outside engineering, architectural and construction firms on whom Braidy Atlas relies or will rely on for the design and construction of the Braidy Atlas mill;

- the lack of, or increased costs associated with, available skilled labor, equipment and materials;

- defects in materials and/or workmanship;

- disputes with and among, and defaults by, contractors, subcontractors, consultants and suppliers;

- potential difficulties or delays in securing adequate water, power, sanitation and other services that are necessary for operation;

- site conditions differing from those anticipated;

- the failure to meet third-party contractual requirements;

- labor disputes or work stoppages;

- increases in the cost of financing or construction;

- health and safety incidents and site accidents;

- weather interferences or delays;

- environmental hazards; and

- changes in political administrations at the federal, state or local level that result in policy changes impacting this project.

The actual construction costs of the mill may be significantly higher than our current estimates as a result of many factors. As construction progresses, Braidy Atlas may decide or be forced to submit change orders to Braidy Atlas' contractors and equipment suppliers that could result in longer construction periods, higher construction costs or both. Delays in the construction of the mill beyond the estimated development periods, as well as change orders to the EPC contracts or increased labor costs could increase the cost of completion beyond the amounts that Braidy Industries currently estimates, which could require Braidy Atlas to obtain additional sources of financing, which may not be available on acceptable terms, or at all. Even if Braidy Atlas is able to obtain additional financing to cover increased costs, it may have to accept terms that are disadvantageous to it or that may have a material adverse effect on its current or future business, financial condition and results of operations.

9. While Braidy Industries currently anticipates a 2021 commencement of operations for the Braidy Atlas mill, construction and other delays may result in it not being completed in this timeframe, within budget or at all. Although Braidy Atlas anticipates that its EPC contracts and related agreements may contain liquidated damages provisions for delays and failure to perform by the mill's contractors and equipment providers, it is expected that such provisions

will have caps and limits, and any liquidated damages may be insufficient to cover the actual amount of damages that Braidy Atlas may experience due to any delays in performance or failure to perform. While working capital cushions, capitalization of interest during construction, and time line cushions are built into Braidy Atlas' plans, if it takes longer to construct the Braidy Atlas mill than anticipated, it may be difficult for Braidy Atlas to meet its anticipated debt service obligations, and you could suffer a loss of all or a substantial portion of your investment in Braidy Industries.

10. The potential financing for the Braidy Atlas mill is not committed. The construction and development of the Braidy Atlas mill, which is currently expected to cost approximately $1.68 billion, will require significant amounts of new financing and capital. While the Company is currently in discussions with a number of global financial institutions to secure debt financing for the construction of the Braidy Atlas mill, there are currently no commitments or arrangements with any of these banks or any other party to extend credit to finance the construction of the Braidy Atlas mill. Braidy Atlas also is seeking financing under the U.S. Department of Energy's Advanced Technologies Vehicle Manufacturing loan program as further described below. None of these parties has provided any commitments to date. Any failure to raise the necessary financing would mean that Braidy Atlas will be unable to complete the construction of the mill, in which case investors would suffer a loss of all or a substantial portion of their investment

11. Braidy Atlas has submitted an application to the Department of Energy under which it seeks to obtain up to $800 million of debt financing under the Department's Advanced Technologies Vehicle Manufacturing ("ATVM") Program. Braidy Atlas is seeking long term (approximately 10-year maturity), low-cost financing (based on U.S. Treasury rates) under the ATVM Program for the construction of the mill. Braidy Industries also expects that Braidy Atlas may seek export credit support from the German government in an amount of up to approximately $360 million to cover much of the expected cost of the equipment to be purchased. In addition, while Braidy Industries has met with German Euler Hermes/ECA officials, who have visited Ashland to review Braidy Industries' proposed facilities and current management team, Braidy Atlas' application for such credit support has not been finalized. Accordingly, there can be no assurance that Braidy Atlas will be successful in raising debt financing under either the ATVM or German export finance programs, in sufficient amounts or at all. If Braidy Atlas is not successful in these efforts, it will have to seek additional debt financing from non-governmental sources at substantially higher cost. There can be no assurance that debt financing will be available on favorable terms, or at all.

12. Braidy Industries anticipates that it will need to raise approximately $500 million in additional equity capital before Braidy Atlas can raise sufficient debt financing to fund construction of the mill and reflect a ratio of debt-to-equity that Braidy Industries believes Braidy Atlas' lenders would require. While Braidy Industries is in diligence and negotiations with potential investors for equity investments to help finance the Braidy Atlas mill, they currently are not committed to make any investments. In addition, the equity investment amounts that ultimately may be committed may not be sufficient to secure the related debt financing, in which case additional equity investments likely will be needed. If Braidy Industries is unable to secure committed equity and debt financing for Braidy Atlas in the amounts, on the terms and within the time frames Braidy Industries currently anticipates, or at all, Braidy Industries' business strategy and prospects could be materially and adversely impacted, and you could suffer a loss of all or a substantial portion of your investment.

13. Braidy Industries has not yet finalized and entered into an EPC contract for the construction of the mill, and so does not have a precise estimate of the total costs of constructing and outfitting the mill. While roughly $1.68 billion is the current estimate, if construction, equipment, labor and other costs are higher than currently anticipated, Braidy Atlas may need to raise additional debt and/or equity financing.

14. In May 2017, the Commonwealth of Kentucky, through its venture investment arm, Commonwealth Seed Capital, LLC (CSC), made an equity investment of $15 million in Braidy Industries. If Braidy Industries does not comply with certain requirements with respect to the timing and operation of the mill, the Commonwealth of Kentucky may require it to repurchase their equity investment for $15 million plus 8% interest on such amount from May 2017. Such obligation would be triggered in the event (i) Braidy Industries has not invested $1 billion in such mill by December 31, 2020, (ii) Braidy Industries allocates at least $25 million of the proceeds from its March 2, 2018 offering for a purpose other than constructing the mill and/or the build out of a Veloxint manufacturing facility in Boyd County KY, or (iii) at any time through June 1, 2022, Braidy Industries fails to have at least 51% of its employees employed in Kentucky, at least 51% of its tangible assets located in Kentucky, or its headquarters located in Kentucky. Any requirement to return capital to the Commonwealth of Kentucky could complicate efforts to raise

additional capital that may be required to complete the construction and development of the mill. The relationship with CSC and the Commonwealth is strong.

15. None of the prospective customers who have indicated a desire to purchase aluminum from Braidy Atlas are contractually committed to do so. Braidy Industries cannot provide any assurances that these prospective customers will commit to purchase aluminum from Braidy Atlas prior to the commencement of operations of the Braidy Atlas mill in the amounts indicated or at all, or that they will ultimately effect such purchases.

16. Braidy Industries continues to review and assess the proposed management and ownership structure for Braidy Atlas. The currently contemplated management and ownership structure may change as discussions and negotiations evolve with prospective lenders and equity investors as well as due to financial, legal and tax considerations.

17. Multiple risks exist related to the business of Braidy Industries and an investment in the Securities. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, Braidy Industries in the future could issue additional classes of equity with rights that are superior to the class of equity being sold. You are not entitled to receive any dividends on your interest in Braidy Industries. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the Securities.

18. Braidy Industries does not have a meaningful operating history on which to judge its prospects. Braidy Industries was formed as a holding company in March 2017 following its conversion from a limited liability company. On a consolidated basis, it has 55 employees as of September 30, 2018 (after giving effect to the acquisition of NanoAL), and Braidy Industries currently expects to generate little or no revenues from operations at the holding company level. Substantially all revenues would be generated by its subsidiaries. On a consolidated basis, Braidy Industries is therefore subject to all of the foreseen and unforeseen risks, problems, expenses, complications and delays encountered by a start-up or development-stage enterprise. No assurances can be made that Braidy Industries will be successful in completing its business initiatives and plans within the time frames outlined or at all.

19. Braidy Atlas will be subject to a number of industry risks, including, without limitation:

- volatility of the cost of raw materials;
- adverse developments with respect to tariffs and other trade restrictions may increase our operating costs;
- downturns in the industries of its customers, including auto, defense and aerospace, which could decrease demand for its products and adversely our financial condition and results of operations;
- dependence on a limited number of suppliers; and
- labor disruptions.

These and other industry risks, if significant, could adversely affect the business, financial condition and operating results of Braidy Atlas and Braidy Industries.

20. Braidy Industries' performance and success is dependent, in part, upon key members of its and its subsidiaries' management, especially members of Braidy Industries' senior management team, and the loss or departure of any of them could be detrimental to Braidy Industries' future prospects. Further, the process of attracting and retaining suitable replacements for key personnel whose services Braidy Industries may lose would result in transition costs and would divert attention of other members of the senior management from its existing operations. The loss of any of senior management members or key personnel could adversely affect Braidy Industries' business, financial condition and operating results.

21. Actual results are likely to differ considerably from our current financial and operating projections. All operating or financial projections or forecasts prepared by Braidy Industries and made available to prospective investors in the Securities are based on various estimates, assumptions and hypothetical scenarios. Forecasts and projections of operating results and financial performance are, by nature, speculative and based in part on anticipating and assuming future events (and the effects of future events) that are impossible to predict and no representation of any kind is made with respect thereto. Braidy Industries' future results will depend on a number of factors, including the accuracy and reasonableness of the assumptions underlying any forecasted information as well as on significant business, economic, competitive, regulatory, technological and other uncertainties, contingencies and developments that in many cases will be beyond Braidy Industries' control. Accordingly, all projections or forecasts (and estimates based on such projections or forecasts) made available to prospective investors in the Securities should not be viewed as an

assessment, prediction or representation as to future results and prospective investors in the Securities should not rely, and will not be deemed to have relied, on any such projections or forecasts. Actual results may and are likely to differ substantially, and may be materially worse than any projection, forecast or scenario provided to prospective investors in the Securities.

22. A market for the Securities may never develop. There currently is no public trading market for the Securities, and Braidy Industries makes no assurances that holders of Securities will be able to sell their Securities at all or at any particular price. There are no assurances Braidy Industries will pursue or complete an IPO or pursue a listing on a national securities exchange on a desired time frame, or at all.

23. The offering price for the Securities does not represent a determination of their fair market value. The offering price for the Securities was determined based on a number of assumptions and the application of subjective factors inherent in any valuation of a business, particularly one that has limited prior operating history and financial results, and is not based on perceived market value, book value, or other established criteria. No appraisals, pricing analyses or other traditional valuation analyses have been or will be prepared by any outside accounting or independent valuation services firm in connection with establishing the price at which Securities will be sold or valued. Accordingly, the offering price for the Securities may not represent the value an investor may be able to receive in the event of a sale of such Securities nor does it represent a determination of the fair market value of the Securities. There is no guarantee that the Securities have or will ever obtain a value equal to or greater than the offering price.

24. There is no guarantee of any return on an investment in the Securities. All estimates and expectations expressed regarding the amount and timing of any potential returns to investors or any projected internal rate of return are based on a number of predictions and assumptions about future performance and events that cannot be predicted with any degree of certainty. There is no guarantee that Braidy Industries will be able meet its business objectives and generate earnings necessary to return the capital invested or provide any return on their investment. Prospective investors must not view, and will be deemed not to have viewed, any projections about the rate or amount of potential returns as actual predictions or representations concerning the amount or rate of any return on investment.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in investing in Braidy Industries. Potential investors should read this entire Offering Statement and consult their own legal, tax and financial advisors before deciding whether to invest in the securities of Braidy Industries.

The Offering

Braidy Industries, Inc. ("Company", "we" or "us") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation of up to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $501,070,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Having reached the target offering amount of $10,000 in the Regulation CF offering, we may conduct one or more closings prior to the offering deadline disclosed in the offering materials if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions in the Regulation CF offering will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accredited investor status to Portal, will automatically invest as part of the Regulation D - Rule 506(c) offering. All other investors will invest as part of the Regulation CF offering, which is subject to investment amount limits. An accredited investor who proves his or her accredited investor status with the Portal prior to 48 hours of the offering closing can authorize his or her investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor and be able to verify your accredited investor status in order to invest as part of the Regulation D offering.

8. What is the purpose of this offering?

Management intends to use all of the net proceeds from this offering, including any money raised under Regulation CF, to invest into Braidy Atlas for the construction of an aluminum mill. The net proceeds from the Regulation CF and Regulation D offerings will need to be supplemented by loans obtained by Braidy Atlas, as described below, and possibly additional equity capital beyond the maximum amount contemplated by this offering, to complete the construction, outfitting and development of the aluminum mill, which is currently anticipated to cost approximately $1.68 billion. To the extent there are any remaining funds, they will be used as a working capital cushion or perhaps allocated to growth via acquisition activities.

9. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount is Sold	If Maximum Amount is Sold Under Regulation CF	If Maximum Amount is Sold Under Regulation D
Total Proceeds	$10,000	$1,070,000	$500,000,000
Less: Offering Expenses[1]	$490	$52,430	$24,500,00
Net Proceeds[2]	$9,510	$1,017,570	$475,500,000
General and administrative expenses	$0	$0	$0
Construction of aluminum mill	$9,510	$1,017,570	$475,500,000
Operations of Veloxint	$0	$0	$0
Working capital	$0	$0	$0
Total Use of Net Proceeds	$9,510	$1,017,570	$475,500,000

_____
[1] Offering Expenses and Net Proceeds reflects fees paid to Portal and/or Livingston, but does not reflect other offering costs that will be incurred, such as legal and accounting expenses.

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Braidy Industries, Inc. must agree that a transfer agent, which keeps the records of all of our outstanding common stock acquired through the Portal, will issue digital shares in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These shares will be issued to investors only after the deadline date for investing has passed and the closing with respect to such investors' purchases has occurred. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. We may close the offering prior to the offering deadline if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If prior to the offering deadline we make a material change to the terms of the offering or to the information we provided about the offering, and an investor does not reconfirm his or her investment commitment within five business days following receipt of the notice of the material change, the investor's investment commitment will be cancelled and his or her committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

Since we have reached the target offering amount prior to the offering deadline, we may conduct one or more closings of the Regulation CF offering early if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline.

We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing our shares of common stock at an offering price of $18.00 per share.

14. Do the securities offered have voting rights?

The common stock is being issued with voting rights – one vote per share. However, so that the crowdfunding community acts together and casts a vote as a group when a voting matter comes before Braidy Industries stockholders, Worldwide Stock Transfer, LLC, as custodian (the "Custodian"), will cast your vote for you. See Question 15 below and refer to the custodial and voting agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the Custodian, who will vote the shares on behalf of all stockholders who purchased shares on the Netcapital crowdfunding portal. The Custodian will not be obligated to vote your shares as you direct, and is under no obligation to seek your input on how to vote your shares.

16. How may the terms of the offering be modified?

We may choose to modify the terms of the offering or the information provided to prospective investors before the offering is completed. If we deem such modifications to be a material change and you have already made an investment commitment, Netcapital will notify you of the material change and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change. If you do not reconfirm within that timeframe, Netcapital will cancel your investment commitment and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

The following table sets forth the authorized and issued capitalization of the Company as of December 1, 2018:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	50,000,000	19,124,492	Yes	
Preferred Stock	10,000,000	0	Yes	See Article IV(B) of the Company's Second Amended and Restated Certificate of Incorporation for rights, preferences and restrictions of preferred stock. There are no shares of preferred stock outstanding.

Options, Warrants and Other Rights

Type	Description	Reserved Common Stock
Options to purchase common stock	A total of 3,440,000 shares of common stock are reserved and remain available for issuance under future equity awards granted under the Braidy Industries' 2018 Equity Incentive Plan, including as stock options, restricted stock units, stock appreciation rights or in settlement of phantom carried interests. As of December 1, 2018, options to acquire 244,564 shares of common stock were outstanding, at exercise prices ranging from $0.02 per share to $10.00 per share. Of that amount, options to acquire 138,391 shares were vested. The outstanding stock options expire at various times from 2025 to 2028.	3,440,000

Effective January 16, 2019, the authorized number of shares of common stock was increased from 50,000,000 to 100,000,000.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

As an incentive for employees, Braidy Industries established the 2018 Equity Incentive Plan, under which 3,440,000 shares of common stock are currently reserved and available to be issued under equity awards, including stock options, restricted stock units, stock appreciation rights or in settlement of phantom carried interests, that may be granted in the future. Stock options to acquire 244,564 shares of common stock were outstanding as of December 1, 2018, at exercise prices that range from $0.02 per share to $10,00 per share. Of the options that are outstanding, options to acquire 204,564 shares reflect option grants that were assumed by Braidy Industries in connection with its March 2017 acquisition of Veloxint and were issued pursuant to a separate plan established by Veloxint.

The terms of each stock option grant or other equity award are determined at the time of grant. The exercise of currently outstanding stock options, as well future grants of equity awards under the equity incentive plan, will dilute the ownership interest of the investors who purchased Securities in this offering. All previously outstanding shares of preferred stock issued by Braidy Industries have been converted into shares of common stock, and as of this offering date, there are no shares of preferred stock outstanding.

In addition, Braidy Industries also has issued phantom carried interests to employees, which may be paid out in cash or shares, that would enable the recipients of those phantom carried interests to receive up to 10% of any appreciation in the value of Braidy Industries (exclusive of any funded capital raise) from March 2, 2018 to such time as Braidy Industries either has a change in control, has achieved a specified-trading volume on the Nasdaq or Spring of 2023. There are no assurances that Braidy Industries will pursue or complete a listing on Nasdaq or any other securities exchange on a desired time frame, or at all.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No; however, because Braidy Industries is authorized to issue preferred stock, any issuance of preferred stock in the future may contain rights and preferences superior to those associated with Braidy Industries' common stock.

20. **How could the exercise of rights held by the principal stockholders, identified in Question 5 above, affect the purchasers of the securities being offered?**

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. In particular, as disclosed in Question 5 above, the Chief Executive Officer has the power to designate six (6) persons to the board of directors of Braidy Industries and a majority of stockholders have agreed to vote their shares in favor of his nominees. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company. In addition, as noted in Questions 14 and 15 above, you are giving your voting rights to a custodian, who will vote the shares on behalf of all stockholders who purchased shares on the Netcapital crowdfunding portal, and the custodian will not be obligated to vote your shares as you direct.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

We based our current valuation on a discounted cash flow sum-of-the-parts valuation and applied a nonmarketable security and a non-control discount. In the time since our most recent funding round occurred in March 2018, Veloxint has made substantial progress, increased in prominence, and won two awards - the Edison Award and the S&P Global Platts Global Metals Award for Breakthrough Solution of the Year. In addition, we have completed the acquisition of the land on which the Braidy Atlas mill will be constructed and Braidy Atlas has entered into an early-work agreement and made progress in negotiations of its engineering, procurement and construction contracts. We also completed our acquisition of NanoAL.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the board of directors may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute the ownership of the investors who purchase Securities in this offering. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. Furthermore, the board of directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the board of directors of the Company or a right to receive a preferred return on investment.

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. We have no plans to repurchase any of our securities.

A sale of the Company or of any of its subsidiaries, or a sale of the assets of the Company or any of its subsidiaries, may result in an entire loss of your investment. We cannot predict the market value of the Company, its subsidiaries or their respective assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company is an early-stage entity and it is unlikely that any sale in the near term would result in a premium that is significant enough over book value to generate a return to our investors.

24. Describe the material terms of any indebtedness of the issuer:

We do not currently have any indebtedness. We anticipate that the terms of indebtedness we or any of our subsidiaries expect to incur in the near future may limit our or their ability to engage in certain activities and transactions that may be in our and our stockholders' long-term interest, including restricting or limiting our ability to incur additional indebtedness, incur certain liens on our assets, issue preferred stock or certain disqualified stock, make restricted payments (including dividends and share repurchases), make investments, sell our assets or merge with other companies, and enter into certain transactions with affiliates. We also may be required to maintain specified financial ratios under certain circumstances and satisfy financial condition tests. Our ability to comply with these covenants and financial ratios and tests may be affected by events beyond our control, and we may not be able to continue to meet those covenants, ratios and tests. We expect that future debt service obligations will require us to dedicate a substantial portion of our or our subsidiaries' cash flow from operating activities to payments on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and product development efforts, potential acquisitions and for other general corporate purposes.

25. What other exempt offerings has Braidy Industries, Inc. conducted within the past three years?

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	7,500,000 Shares for $75,000,000
Use of Proceeds:	Proceeds of the $75 million financing are being used for: 1) organic growth and scale up of Veloxint, 2) finishing the design and securing permits for the Braidy Atlas mill and 3) general corporate uses.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	2,626,930 Shares
Use of Proceeds:	Shares were issued to accredited stockholders of Veloxint in connection with Braidy Industries' acquisition of Veloxint.

Date of Offering:	05/2017

Exemption:	Section 4(a)(2)
Securities Offered:	Series A-1 Preferred Stock
Amount Sold:	3,930,000 Shares for $19,650,000
Use of Proceeds:	The proceeds were used to: 1) secure an option to purchase Veloxint, 2) fund design and permitting of the Braidy Atlas mill and 3) general corporate uses. All outstanding shares of preferred stock were converted into common stock in March 2018.
Date of Offering:	03/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	500,000 Shares for $500,000
Use of Proceeds:	These shares were issued in exchange for contributions of cash and non-cash consideration by directors of the Company for the purpose of launching corporate operations.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Certain executive officers and members of the board of directors of the Company participated as investors in the Company's March 2018 private placement referenced in Item 28 below.

To facilitate the consummation of the Veloxint acquisition, on March 2, 2018, the Chief Executive Officer borrowed approximately $15 million from Braidy Industries in the form of a full-recourse loan secured by shares of Braidy Industries common stock, of which approximately $12 million in principal and interest has been repaid. The Chief Executive Officer expects to fully repay the remaining approximately $3 million principal amount plus accrued interest prior to the completion of this offering. The terms of the loan were approved by the Company's board of directors, and the loan has an interest rate based on the prime rate and a maturity date of August 2, 2019.

We anticipate that any transactions with related parties will be vetted and approved by members of our Board of Directors unaffiliated with the related parties.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Braidy Industries has no debt and had approximately $59.1 million of cash as of September 30, 2018.

We previously closed a $75 million private placement of 7,500,000 shares of common stock at $10 per share in March 2018. Prior to this round, our initial seed round of preferred stock raised approximately $20 million and was priced at $5 per share. We based our current valuation on a discounted cash flow sum-of-the-parts valuation and applied a nonmarketable security and a non-control discount. In the time since our most recent funding round, Veloxint has made substantial progress, increased in prominence, and won two awards - the Edison Award and the S&P Global Platts Global Metals Award for Breakthrough Solution of the Year. In addition, we have completed the acquisition of the land on which the Braidy Atlas mill will be constructed and Braidy Atlas has entered into an early-work agreement and made progress in negotiations of its engineering, procurement and construction contracts. We also completed our acquisition of NanoAL.

We began meaningful operations in March 2017. For the year ended December 31, 2017, we incurred a net loss of $5,785,979. We had no revenues and our expenses consisted primarily of selling, general and administrative expenses of $3,562,111, the majority of which consisted of salaries and benefits, and professional fees of $1,727,799. Our net loss per share of common stock amounted to $132.24.

We anticipate these losses to continue through 2019 and into 2020. We continued to spend money in 2018 at a rapid pace, and we need financing for the construction of the Braidy Atlas mill and for our start-up costs. For the first nine months of 2018, we estimate our loss from operations to be approximately $13.3 million. In 2018, the capital raise of $75,000,000 plus the issuance of 2,626,930 shares of common stock for the Veloxint acquisition increased total stockholders' equity to approximately $102.5 million at September 30, 2018.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Audit Report: **auditreport.pdf**

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

      1. **in connection with the purchase or sale of any security?**

      2. **involving the making of any false filing with the Commission?**

      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

      1. **in connection with the purchase or sale of any security?;**

      2. **involving the making of any false filing with the Commission?**

      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

      1. **at the time of the filing of this offering statement bars the person from:**

         1. **association with an entity regulated by such commission, authority, agency or officer?**

         2. **engaging in the business of securities, insurance or banking?**

         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**

2. **places limitations on the activities, functions or operations of such person?**

3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

    1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**

    2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

No

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

       Certificate of Incorporation:

       Corporate Bylaws:

Opportunity:

       Offering Page JPG:

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.braidyindustries.com The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.